SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)


                              (Amendment No. 13)(1)


                                ELXSI Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par value $.001 per share
                  (and associated Common Stock Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   268613-205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Alexander M. Milley,
      3600 Rio Vista Avenue, Suite A, Orlando, Florida 32805 (407) 849-1090
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 1, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 15 Pages

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 2 OF 15 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alexander M. Milley
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               1,473,337**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     1,473,337**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,473,337**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  Includes:  (i) shares held by other persons joining in this filing; and
         (ii) shares that Mr. Milley and other persons joining in this filing have the right to acquire.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 3 OF 15 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Milley Management Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           437,528**
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       437,528**
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         437,528**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


     ** Consists entirely of shares beneficially owned or held by Cadmus Corporation and Azimuth Corporation.

                                  SCHEDULE 13D


-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 4 OF 15 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ELX Limited Partnership
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                   590,200
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                   0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                         590,200
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         590,200
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 5 OF 15 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cadmus Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         MASSACHUSETTS
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 209,328**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           228,200**
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       209,328**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       228,200**
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         437,528**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


    ** Includes (or consists of) 125,200 shares held by Azimuth Corporation.

                                  SCHEDULE 13D


-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 6 OF 15 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Eliot Kirkland L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 231,109**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       231,109**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         231,109**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     **  Includes shares that Eliot Kirkland L.L.C. has the right to acquire.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           268613-205                                PAGE 7 OF 15 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Azimuth Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF/BK
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                   228,200
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                   0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                         228,200
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         228,200
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Alexander M. Milley ("AMilley"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), Eliot Kirkland L.L.C., a Delaware limited liability company ("Kirkland"), and Azimuth Corporation, a Delaware corporation ("Azimuth"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), the Amendment No. 4 to the Original Statement dated June 4, 1993 ("Amendment No. 4"), the Amendment No. 5 to the Original Statement dated October 8, 1993 ("Amendment No. 5"), the Amendment No. 6 to the Original Statement dated November 30, 1993 ("Amendment No. 6"), the Amendment No. 7 to the Original Statement dated December 20, 1994 ("Amendment No. 7"), the Amendment No. 8 to the Original Statement dated January 31, 1995 ("Amendment No. 8"), the Amendment No. 9 to the Original Statement dated September 20, 1995 ("Amendment No. 9"), the Amendment No. 10 to the Original Statement dated January 7, 1996 (intended to be January 7, 1997) ("Amendment No. 10"), the Amendment No. 11 to the Original Statement dated October 22, 1997 ("Amendment No. 11") and the Amendment No. 12 to the Original Statement dated April 30, 1998 ("Amendment No. 12"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer").

         The Original Statement as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Earlier Filings") was executed and filed by AMilley, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-1(f)(1) promul- gated under the Securities Exchange Act of 1934, as amended (the "Act"). Each of Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 (the "Later Filings") was executed and filed by AMilley, MMI, ELX, Cadmus, Winchester National, Inc., a Delaware corporation, and/or Winter Pond Partners, L.P., a Delaware limited partnership (liquidated and dissolved in May 1994). Each of Amendment No. 9, Amendment No. 10 and Amendment No. 11 was executed and filed by AMilley, MMI, Cadmus, ELX and Kirkland, and Amendment No. 12 was executed and filed by AMilley, MMI, Cadmus, ELX, Kirkland and Azimuth (collectively, the "Amended Statement Filers"), jointly with each other in accordance with such Rule, but not with any of the other persons or entities who joined in the Earlier Filings and/or Later Filings. The information reported in Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12 relates solely to the Amended Statement Filers and the other entities who joined in the execution and filing thereof, and this Amendment No. 13 relates solely to the Amended Statement Filers; such Amendments do not relate to any of such other persons or entities who joined in the Earlier Filings and/or Later Filings. Accordingly, each Amended Statement Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of any such filing, and (iii) the completeness and accuracy of any such report or information.

         The Issuer is party to a Rights Agreement, dated as of June 4, 1997 (the "Rights Agreement"), with Continental Stock Transfer & Trust Company, as Rights Agent. Pursuant to the Rights Agreement, the Board of Directors of the Issuer declared a dividend of one Common Stock Purchase Right (each, a "Right") for each share of Common Stock outstanding at the opening of business on June 16, 1997. All shares of Common Stock of the Company issued on or after such date also have or will have one attached Right. Therefore, each outstanding share of Common Stock carries an associated Right and, unless otherwise expressly indicated herein or in the Amended Statement, all references to Common Stock shall include the associated Rights.

         This Amendment No. 13 is being filed in order to report that:

1. Pursuant to offers to purchase shares of Common Stock from stockholders of the Issuer that own of record 100-or-less shares of Common Stock (after giving effect to the Issuer's May 1992 1-for-25 reverse split of outstanding shares) first reported in Amendment No. 11 ("Cadmus Odd Lot Offers"), Cadmus has purchased an additional 3,533 shares of Common Stock since the date of the Amendment No. 12 (the "May-September 1998 Cadmus Odd Lot Purchases").

2. At various dates in May and June 1998 Azimuth purchased an aggregate of 7,000 shares of Common Stock through open market trades (the "May-June 1998 Azimuth Open Market Purchases").

3.       In September 1998 Cadmus purchased 2,000 shares of Common Stock through
         an  open  market  trade  (the   "September   1998  Cadmus  Open  Market
         Purchase").

4. In October 1998 Azimuth purchased 200,000 shares of Common Stock through one or more market trades (the "October 1998 Azimuth Market Purchases").

5. Since the date of the Amendment No. 12, the Company and Kirkland informally agreed to extend the term of the Issuer's (x) Series A Warrants to purchase 50,000 shares of Common Stock at $3.75 per share ("Series A Warrants") held by Kirkland from September 30, 1998 and (y) Series C Warrants to purchase 68,762 shares of Common Stock at $5.23 per share ("Series C Warrants") held by Kirkland from January 31, 1999 (in both cases) to a date in the future yet to be determined, in consideration of which Kirkland will agree to an increase in the respective exercise prices thereof to a price also yet determined (the "1998 Warrants Extension").

6.       The 42,500 1997 Plan Nonqualified  Options (as defined in Amendment No.
         11) granted by the Issuer to AMilley in May 22, 1997 were inadvertently erroneously reported in Amendment No. 11 as becoming 100% exercisable on November 22, 1997: Of the 1997 Plan Nonqualified Options, only 32,500 became exercisable on November 22, 1997. Of the remaining 10,000 1997 Plan Nonqualified Options, 20% (or as to 2,000 shares) became exercisable on May 22, 1998 and an additional 20% (or as to 2,000 shares) become exercisable on each May 22 from 1999 through 2002.

         Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to any of the Amended Statement Filers. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amended Statement Filers, or the responses to them with respect to the Amended Statement Filers either are negative or have not changed from those of the Amended Statement.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Of the transactions enumerated in the fourth narrative paragraph of this Amendment No. 13, only the May-September 1998 Cadmus Odd Lot Purchases, May-June 1998 Azimuth Open Market Purchases, September 1998 Cadmus Open Market Purchase and October 1998 Azimuth Market Purchases involved the payment or transfer of funds for the purchase of securities of the Issuer.

         MAY-SEPTEMBER 1998 CADMUS ODD LOT PURCHASES. The respective dates, numbers of shares and purchase prices of the May-September 1998 Cadmus Odd Lot Purchases are as follows:

          Date of Purchase         Number of Shares           Price/Share
          ----------------         ----------------           -----------

            5/1/98                       170                   $12.625
            5/1/98                        30                   $12.75
            5/1/98                       453                   $13.00
            5/1/98                        38                   $13.25
            5/1/98                       320                   $13.375
            5/1/98                        20                   $13.75
            5/1/98                        22                   $14.00
            5/1/98                        39                   $14.125
            5/15/98                      116                   $13.00
            5/15/98                      167                   $13.25
            5/15/98                       29                   $13.375
            5/15/98                       23                   $13.75
            5/15/98                      194                   $14.00
            6/1/98                        29                   $13.25
            6/1/98                       219                   $13.375
            6/1/98                        45                   $13.50
            6/1/98                        31                   $13.75
            6/1/98                        36                   $12.625
            6/1/98                        51                   $13.25
            7/1/98                        72                   $10.50
            7/1/98                       177                   $11.00
            7/1/98                        12                   $11.125
            7/1/98                       155                   $11.75
            7/15/98                        5                   $10.50
            7/15/98                      112                   $11.00
            8/1/98                       248                   $10.875
            8/1/98                        50                   $10.938
            8/1/98                        19                   $11.00
            8/1/98                        50                   $11.125
            8/1/98                        19                   $12.50
            8/14/98                       63                   $10.875
            8/14/98                        4                   $11.50

          Date of Purchase        Number of Shares         Price/Share
          ----------------        ----------------         -----------

             9/2/98                      8                    $9.938
             9/2/98                     50                   $10.00
             9/2/98                     50                   $10.313
             9/2/98                     50                   $10.625
             9/2/98                      6                   $10.875
             9/16/98                    40                    $9.75
             9/16/98                     8                    $9.813
             9/16/98                    20                   $10.438
                                     -----
                                     3,533
                                     =====

         The total amount of funds used to complete the May-September 1998 Cadmus Odd Lot Purchases was approximately $43,905.32, and the source of such funds was Cadmus's own working capital.

         MAY-JUNE 1998 AZIMUTH OPEN MARKET PURCHASES. The respective dates, numbers of shares and purchase prices of the May-June 1998 Azimuth Open Market Purchases are as follows:

          Date of Purchase        Number of Shares         Price/Share
          ----------------        ----------------         -----------

             5/27/98                 1,000                   $13.3688
             6/11/98                 5,000                   $11.625
             6/15/98                 1,000                   $11.875
                                     -----
                                     7,000
                                     =====

         The total amount of funds used to complete the May-June 1998 Azimuth Open Market Purchases was $83,368 (plus brokerage commissions/mark-ups and other charges), and the source of such funds was Azimuth's Contempo subsidiaries, who borrowed such funds from FINOVA Capital Corporation, their working capital lender.

         SEPTEMBER 1998 CADMUS OPEN MARKET PURCHASE. The September 1998 Cadmus Open Market Purchase was 2,000-share trade executed on September 21, 1998 at $10.125 per share, or $20,250 in the aggregate, exclusive of brokerage commissions/mark-ups and other charges. The source of such funds was Cadmus's own working capital.

         OCTOBER 1998 AZIMUTH MARKET PURCHASES. Azimuth purchased 200,000 shares of Common Stock in the October 1998 Azimuth Market Purchases, which were executed on October 1, 1998. The price per share of the October 1998 Azimuth Market Purchases (exclusive of brokerage commissions/mark-ups and other charges) was $9.5625 per share, or $1,912,500.00 in the aggregate. The source of such funds was Azimuth's Contempo subsidiaries, who borrowed such funds from FINOVA Capital Corporation, their working capital lender.

         The Issuer purchased 50,000 shares of Common Stock in a market trade executed substantially simultaneously with the October 1998 Azimuth Market Purchases. Including such purchase, since the date of the Amendment No. 12 the Issuer has purchased 118,000 shares of Common Stock through market trades.

Item 4.  Purpose of Transaction
         ----------------------

         MAY-SEPTEMBER 1998 CADMUS ODD LOT PURCHASES. All Cadmus Odd Lot Offers were made pursuant to letters, substantially the same (except as to date and share numbers) as the letter filed as Exhibit B to Amendment No. 11, addressed to each record holder of 100-or-less shares (after giving effect to the May 1992 reverse split) of Common Stock for whom the Issuer has addresses. The terms of the Cadmus Odd Lot Offers are that Cadmus will purchase shares tendered pursuant thereto at the closing sale price of the Common Stock on the trading day immediately preceding the post-mark or other forwarding date of the tendering holder's return of materials. However, Cadmus has reserved the right to terminate the Cadmus Odd Lot Offers at any time, without notice.

         The purpose the Cadmus Odd Lot Offers is to: (i) help to increase Cadmus's investment in the Issuer at what it considers to be favorable prices, in a way that is not coercive and may be advantageous to odd lot holders (i.e., by allowing them an opportunity to sell their Common Stock on a commission-free basis), and (ii) help the Issuer to reduce the burden and expense of communicating with odd lot holders who may (in any event) wish to sell their shares.

         MAY-JUNE 1998 AZIMUTH OPEN MARKET PURCHASES. The purpose of the May-June 1998 Azimuth Open Market Purchases was to increase Azimuth's investment in the Issuer at times when shares of Common Stock were available in the open market at what it considered to be favorable prices.

         SEPTEMBER 1998 CADMUS OPEN MARKET PURCHASE. The purpose of the September 1998 Cadmus Open Market Purchase was to increase Cadmus's investment in the Issuer at a time when shares of Common Stock were available in the open market at what it considered to be a favorable price.

         OCTOBER 1998 AZIMUTH MARKET PURCHASES. The purpose of the October 1998 Azimuth Market Purchases was to increase Azimuth's investment in the Issuer at a time when shares of Common Stock were available in the market at what it considered to be a favorable price.

         1998 WARRANTS EXTENSION. The purpose of the 1998 Warrants Extension, the details of which remain to be determined and which, accordingly, have not been documented, is to accept the request of AMilley, on behalf of Kirkland (and the I Trust (as defined in Amendment No. 7), which holds 150,500 Series A Warrants), that the expiration date of the Series A Warrants and Series C Warrants be extended to a future date (presently undetermined, and which will be subject to the approval of the Board of Directors of the Issuer) in return for the agreement of Kirkland (and the I Trust) that the exercise price thereof will be increased over the current $3.75 (in the case of the Series A Warrants) and $5.23 (in the case of the Series C Warrants) per share of Common Stock to a higher price that is presently undetermined and which will be subject to the approval of the Board of Directors of the Issuer. In approving such request, the Company wishes to help to maintain the pre-existing identity of interests between the Issuer and AMilley (the Chairman, President and Chief Executive Officer of the Issuer) and to continue to motivate AMilley in the Issuer's behalf.

         (a) Subject to the legal restrictions and Cadmus's right to terminate the Cadmus Odd Lot Offers referenced hereinabove, and other factors that it may from time to time deem relevant, Cadmus intends to purchase any and all shares of Common Stock tendered as a result of the Cadmus Odd Lot Offers.

         In addition, from time to time after the date hereof, any one or more of AMilley, MMI, ELX, Cadmus, Kirkland or Azimuth may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

Item 5.       Interest in Securities of the Issuer
              ------------------------------------

         (a) AMILLEY. The aggregate number of shares of Common Stock beneficially owned by AMilley is 1,473,337. Of these shares: (i) 25,000 are outstanding shares held by AMilley; (ii) 189,500 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMilley; (iii) 112,347 are outstanding shares held by Kirkland; (iv) 50,000 are purchasable upon exercise of presently exercisable Series A Warrants held by Kirkland (assuming for this purpose that the 1998 Warrants Extension becomes fully effective); (v) 68,762 are purchasable upon exercise of presently exercisable Series C Warrants held by Kirkland; (vi) 590,200 are outstanding shares held by ELX; (vii) 209,328 are outstanding shares held by Cadmus; and (viii) 228,200 are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 30.9% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). The foregoing excludes (in accordance with Rule 13d-3(d)(1) under the Exchange Act) the 8,000 shares of Common Stock purchasable (once vested) upon exercise of the 1997 Plan Nonqualified Options. If these 8,000 shares were included in the foregoing: (a) the aggregate number of shares of Common Stock beneficially owned by AMilley would be 1,481,337, and (b) on a percentage basis that number of shares would represent approximately 31.0% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between AMilley and each of MMI, Kirkland, ELX, Cadmus and Azimuth.

              MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 437,528. Of these shares: (i) 209,328 are outstanding shares held by Cadmus; and (ii) 228,200 are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 9.8% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between MMI, Cadmus and Azimuth.

              ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 590,200, all of which are outstanding shares held by ELX. On a percentage basis these shares represent approximately 13.2% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

              CADMUS. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 437,528. Of these shares: (i) 209,328 are outstanding shares held by Cadmus; and (ii) 228,200 are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 9.8% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between Cadmus and Azimuth.

              KIRKLAND. The aggregate number of shares of Common Stock beneficially owned by Kirkland is 231,109. Of these shares: (i) 112,347 are outstanding shares held by Kirkland; (ii) 50,000 are purchasable upon exercise of presently exercisable Series A Warrants held by Kirkland(assuming for this purpose that the 1998
Warrants Extension becomes fully effective); and (iii) 68,762 are purchasable upon exercise of presently exercisable Series C Warrants held by Kirkland. On a percentage basis these shares represent approximately 5.1% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

              AZIMUTH. The aggregate number of shares of Common Stock beneficially owned by Azimuth is 228,200, all of which are outstanding shares held by Azimuth. On a percentage basis these shares represent approximately 5.1% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

         (b) Each of AMilley, ELX, Cadmus, Kirkland and Azimuth has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amended Statement Filer, except as otherwise indicated below. MMI does not directly hold any of the shares of Common Stock reported herein but, inasmuch as (x) MMI is a controlling stockholder of Cadmus, (y) Cadmus
(with AMilley) are controlling stockholders of Azimuth, and (z) consequently, MMI may be deemed to share the power to vote and to direct the vote, and to share the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by Cadmus and Azimuth, MMI may be deemed to be the beneficial owner of the shares of Common Stock reported hereinabove as being held by Cadmus and Azimuth. Cadmus does not directly hold the 125,200 shares of Common Stock reported herein as being held by Azimuth but, inasmuch as (x) Cadmus (with AMilley) are controlling stockholders of Azimuth, and (y) consequently, Cadmus may be deemed to share the power to vote and to direct the vote, and to share the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by Azimuth, Cadmus may be deemed to be the beneficial owner of the shares of Common Stock reported hereinabove as being held by Azimuth. AMilley's beneficial ownership of shares held (or subject to warrants held) by: (i) Kirkland arises solely from his capacity as sole manager, President and a member thereof; (ii) ELX arises solely from his capacity as sole general partner thereof; (iii) MMI and Cadmus arises solely from his capacity as sole director, President and a stockholder of MMI and his capacity as a director, President and (indirectly, through MMI) a controlling shareholder of Cadmus; and (iv) Azimuth arises solely from his capacity as a director, President and (in combination with Cadmus) a controlling stockholder of Azimuth. This filing shall not be construed as an admission that any of the Amended Statement Filers is otherwise, for purposes of
Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as being held by any other Amended Statement Filer, and each Amended Statement Filer hereby disclaims beneficial ownership of such shares.

         (c) Reference is hereby made to the descriptions and discussions of the purchases and other transactions appearing elsewhere in this Amendment No. 13, which descriptions and discussions are hereby incorporated herein by reference in response to this sub-item.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Exhibit A -- Joint Filing Agreement, dated April 30, 1998, among Alexander M. Milley, Milley Management Incorporated, ELX Limited Partnership, Cadmus Corporation, Eliot Kirkland L.L.C. and Azimuth Corporation (incorporated by reference to Exhibit A to Amendment No. 12)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 1998

                                                  MILLEY MANAGEMENT INCORPORATED


/s/ ALEXANDER M. MILLEY                           By: /s/ ALEXANDER M. MILLEY
------------------------------                       ---------------------------
    Alexander M. Milley,                                  Alexander M. Milley
     individually                                         President


ELX LIMITED PARTNERSHIP                           CADMUS CORPORATION


By: /s/ ALEXANDER M. MILLEY                       By: /s/ ALEXANDER M. MILLEY
------------------------------                       ---------------------------
        Alexander M. Milley                               Alexander M. Milley
        Sole General Partner                              President


ELIOT KIRKLAND L.L.C.                             AZIMUTH CORPORATION


By: /s/ ALEXANDER M. MILLEY                       By: /s/ ALEXANDER M. MILLEY
------------------------------                       ---------------------------
        Alexander M. Milley                               Alexander M. Milley
        President                                         President